

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2021

Felipe Samuel Argalji
Chief Executive Officer
Crescera Capital Acquisition Corp.
Rua Aníbal de Mendonça, 27, 2nd floor
Rio de Janeiro, RJ22410-050, Brazil

   **Re: Crescera Capital Acquisition Corp.**
   **Registration Statement on Form S-1**
   **Filed April 20, 2021**
   **File No. 333-255382**

Dear Mr. Argalji:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

The Offering, page 12

1.    You state on page 15 and elsewhere that you are not registering the Class A ordinary shares issuable upon exercise of the warrants at this time. The registration fee table on the cover page of your registration statement, however, includes the Class A ordinary shares included as part of the warrants. Please revise or advise.

2.    Given that a business combination requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company, disclose the number of public shares that would be needed to vote in favor of a business combination assuming the minimum number of shares representing a quorum are voted.

Risk Factors

We are not required to obtain an opinion from an independent investment banking firm..., page 54

3.      This risk factor indicates that if you complete your initial business combination with an affiliated entity or if your board of directors cannot independently determine the fair market value of the target business, you are required to obtain an opinion from an independent investment banking firm or a valuation or appraisal firm.  Disclosure elsewhere in the filing, including for example on pages 102 and 103, states that, if you are considering an initial business combination with an affiliated entity or if your board of directors is not able to independently determine the fair market value of the target business, such transaction would be subject to approval by a majority of your independent and disinterested directors, with no mention of a third-party opinion.  Please revise to clarify whether you are required to obtain an opinion from a third party firm in the event that you seek to complete a business combination with an affiliated entity or if your board is unable to determine the fair market value of a target business.  In addition, to the extent you are required to obtain a fairness opinion if you enter into a business combination with an affiliated entity, please disclose whether such opinion will address whether the business combination is fair to your public shareholders from a financial point of view.

Principal Shareholders, page 134

4.      You disclose that your sponsor intends to transfer 25,000 founder shares to each of your three independent director nominees prior to the offering, but the beneficial ownership table reflects that these individuals will each own 25,000 shares only after the offering.  Please revise or advise.

Certain Relationships and Related Party Transactions, page 137

5.      Please identify your officer who paid $25,000 to cover certain offering costs in exchange for 5,750,000 founder shares, which were subsequently transferred to your sponsor.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Morgan Youngwood, Seniot Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.  Please contact Katherine Wray, Staff Attorney, at (202) 551-3486 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Manuel Garciadiaz